Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
FISCAL 2010 AND FOURTH QUARTER RESULTS

Calgary, Alberta, June 10, 2010 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the 12 months and three months ended March 31, 2010.

Conversion to U.S. GAAP

For the year ended March 31, 2010, the Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP). All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP. For further information on this change, see Change in Generally Accepted Accounting Principles at the end of this release.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2010	2009	2010	2009
Revenue	$758,965	$972,536	$220,569	$174,700
Gross profit	$139,285	$170,418	$32,723	$32,942
Gross profit margin	18.4%	17.5%	14.8%	18.9%
Impairment of goodwill	$-	$176,200	$-	$143,447
Operating (loss) income	$73,474	$(87,092)	$13,127	$(129,204)
Net (loss) income	$28,219	$(135,404)	$(943)	$(137,112)

Consolidated EBITDA (1)	$121,644	$139,446	$26,428	$25,191
Capital Expenditures	$58,505	$87,539	$7,312	$9,128
Cash and cash equivalents	$103,005	$98,880	$103,005	$98,880

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

“We achieved solid operating performance in fiscal 2010 despite significant economic challenges, demonstrating our ability to respond rapidly to the changing economic environment and confirming our position that existing oil sands projects would continue operating at full capacity despite volatility in the short-term oil price,” said Rod Ruston, President and CEO.

Over the last twelve months:

•	Gross profit margin increased to 18.4% from 17.5% last year.

•	Consolidated EBITDA margin improved to 16.0% from 14.3% last year.
•	Recurring services revenue increased by 12.3% year-over-year.

•	Backlog as at March 31, 2010 totaled $749.1million, up $72.9 million or 10.8%, from a year earlier.

•
Contracts were renewed with key oil sands customers including Shell Canada Energy (Shell Albian), Suncor Energy Inc. (Suncor) and Syncrude Canada Ltd. (Syncrude), with an expanded scope of services on two of those contracts.

•	General and administrative expenses were reduced by $11.9 million or 16.0%, year-over-year, reflecting re-organization and cost reduction initiatives.

•
On March 29, 2010, the Company announced and subsequently completed the refinancing of its long-term debt.  This included the private placement of Canadian dollar denominated debentures, a restructuring of the Company’s credit facilities and the redemption of the Company’s existing long-term debt instruments.  The refinancing initiative reduced the Company’s indebtedness by approximately $10 million, simplified the Company’s capital structure, extended debt maturity dates, decreased future interest costs and reduced the Company’s exposure to changes in interest rates and the CAD/US exchange rate.

Results from both the Pipeline and Piling divisions reflected weaker economic conditions and increased competition.  Both of these divisions saw a significant decline in revenue as the construction market contracted.  The Pipeline segment ended the year with a fourth quarter loss that occurred as the Company committed to maintaining schedule on one project, despite adverse weather and ground conditions.

“Our on-time, high-quality completion of projects is part of our reputation which must be protected.  It is this reputation that contributed to the client awarding us the second phase of the pipeline project and working with us to structure a new contract that poses less risk to us,” said Mr. Ruston.

“Overall, we performed well in a difficult year and clearly demonstrated the solid foundation on which our business is built.  As we enter fiscal 2011, several producers have now reaffirmed their commitment to their oil sands projects and construction activity levels are increasing.  The strengthening market, coupled with our restructured debt facilities and strong cash position, will enable us to capitalize on services and new construction opportunities in the year ahead,” said Mr. Ruston.

Consolidated Results for the Year Ended March 31, 2010

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Revenue	$758,965	$972,536	$(213,571)

For the year ended March 31, 2010, NAEP achieved consolidated revenue of $759.0 million, compared to $972.5 million in the same period last year.  The change in revenue reflects reduced construction activity in the oil sands, a sharp decline in Pipeline segment revenues and weakness in commercial and industrial construction markets which impacted the Piling segment.  The impact of reduced project development activity was partially offset by continued growth in recurring services volumes as a result of increased mining services provided to Shell Albian, Suncor and Canadian Natural Resources Limited (Canadian Natural).  Recurring services volumes with Syncrude declined as a result of a major upgrader maintenance program undertaken by this customer during the first half of the year and increased competition for work on Syncrude’s sites.

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Gross profit	$139,285	$170,418	$(31,133)
Gross profit margin	18.4%	17.5%

Gross profit for the year ended March 31, 2010 was $139.3 million, compared to $170.4 million last year reflecting a combination of lower revenue and improved gross profit margin performance. The increase in gross profit margin reflects higher profit margin in the Heavy Construction and Mining segment and lower equipment costs, partially offset by lower Piling segment margins and a Pipeline segment loss due to unanticipated weather and ground conditions that negatively affected productivity on a single project.

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Operating income (loss)	$73,474	$(87,092)	$160,566
Operating margin	9.7%	-9.0%

Operating income for the year ended March 31, 2010 increased to $73.5 million or 9.7% of revenue, from an operating loss of $87.1 million in the previous year.  The operating loss from the previous year included a charge of $176.2 million for goodwill impairment.  Excluding this impairment, operating income would have been $89.1 million or 9.2% of revenue.  General and administrative costs decreased by $11.9 million year-over-year as a result of reorganization, cost-reductions and process improvements.

(dollars in thousands, except per	Year Ended March 31,
share amounts)	2010	2009	Change
Net income (loss)	$28,219	$(135,404)	$163,623
Per share information:
Net income (loss) - basic	$0.78	$(3.76)	$4.54
Net income (loss) - diluted	$0.77	$(3.76)	$4.53

The Company increased net income to $28.2 million (diluted income per share of $0.77) for the year ended March 31, 2010, from a net loss of $135.4 million (diluted loss per share of $3.76) last year.  Non-cash items affecting net income in the current year included the positive foreign exchange impact of a strengthening Canadian dollar on the Company’s US dollar-denominated 8¾% senior notes, gains on the interest rate swaps and gains relating to embedded derivatives in long-term supplier contracts and redemption options in the 8¾% senior notes.  These items were partially offset by a loss on the cross currency swaps, as well as a loss relating to embedded derivatives in a long-term customer contract.  Net income for the year ended March 31, 2009 was negatively affected by the non-cash impact of the goodwill impairment charge as described above.  Excluding the above items, net income would have been $20.9 million (diluted income per share of $0.57) for the year ended March 31, 2010, compared to net income of $44.4 million (diluted income per share of $1.21) in the previous year.

Consolidated Results for the Three Months Ended March 31, 2010

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Revenue	$220,569	$174,700	$45,869

For the three months ended March 31, 2010, consolidated revenue increased to $220.6 million, from $174.7 million during the same period last year.  The $45.9 million improvement reflects increased recurring services activity and completion of a project in the Pipeline segment, partially offset by lower volumes in the Piling segment.  Recurring services accounted for 88.4% of the Company’s oil sands’ revenue in the period, compared to 81.3% in the same period last year.

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Gross profit	$32,723	$32,942	$(219)
Gross profit margin	14.8%	18.9%

Gross profit for the three months ended March 31, 2010 was $32.7 million, compared to $32.9 million during the same period last year.  Gross profit margin decreased to 14.8% of revenue from 18.9% in the prior period. The reduction in gross profit margin reflects a loss on one Pipeline project and lower margins in the Piling and Heavy Construction and Mining segments due to increased competition, partially offset by lower equipment costs. Margins from the prior year reflected the benefits of project close-out activities and higher-margin site services work.

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Operating income (loss)	$13,127	$(129,204)	$142,331
Operating margin	6.0%	-74.0%

For the three months ended March 31, 2010, operating income increased to $13.1 million or 6.0% of revenue, compared to an operating loss of $129.2 million during the same period last year.  Last year’s operating loss reflects the non-cash impact of a $143.4 million impairment of goodwill.  Excluding this impairment, operating income would have been $14.2 million or 8.1% of revenue for the three months ended March 31, 2009.  General and administrative expense increased by $2.4 million in the current period, reflecting a change in estimate of the short-term employee incentive plan liability and an increase in stock-based compensation expense resulting from the impact of an increase in the Company’s share price on the valuation of deferred director share units and employee restricted share units.

(dollars in thousands, except per	Three Months Ended March 31,
share amounts)	2010	2009	Change
Net loss	$(943)	$(137,112)	$136,169
Per share information:
Net loss - basic	$(0.03)	$(3.80)	$3.78
Net loss - diluted	$(0.03)	$(3.80)	$3.78

The Company recorded a net loss of $0.9 million (diluted loss per share of $0.03) for the three months ended March 31, 2010 compared to a net loss of $137.1 million (diluted loss per share of $3.80) during the same period last year.  Non-cash items affecting net income in the current year included non-cash losses on embedded derivatives in long-term customer contracts, losses on embedded derivatives in long-term supplier contracts and losses on the cross currency and interest rate swaps.  This was partially mitigated by gains on the redemption options within the 8¾% senior notes and the foreign exchange gain on the 8¾% senior notes resulting from the appreciation of the Canadian dollar.  Excluding the non-cash items in both periods, this year’s net income would have been $nil, down from last year’s net income of $2.2 million (diluted income per share of $0.06).

Segment Results

Heavy Construction and Mining

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$665,514	$716,053	$(50,539)
Segment profit	$111,016	$109,580	$1,436
Profit margin	16.7%	15.3%

For the year ended March 31, 2010, the Heavy Construction and Mining segment reported revenues of $665.5 million, compared to $716.1 million last year.  Recurring services revenue continued to improve, growing 12.3% year-over-year, with increased services to Shell Albian, Suncor and Canadian Natural offsetting reduced activity at the Syncrude sites due to major upgrader maintenance program undertaken by this customer earlier in the year and increased competition.  Project development revenues were down compared to the previous year, reflecting the deferral of activity at Suncor’s Fort Hills project and the completion of site development activity at other Suncor sites.  Revenue for the year ended March 31, 2009 was supplemented by a tire premium surcharge, as well as by a higher volume of third-party materials supply on certain contracts.  While the supply of materials can result in higher revenue on a contract, the cost of the materials is typically passed through to the customer with a minimal mark-up, resulting in reduced profit margins.

Profit margin for the year ended March 31, 2010 increased to 16.7% of revenue, from 15.3% in the prior year.  This improvement reflects higher margins on recurring services revenue due to improvements in contract execution, reduced volumes of low-margin third-party materials supply and lower rental equipment costs.  These gains were partially offset by margin reduction on a long-term contract.  Profit margin for the year ended March 31, 2009 was negatively affected by production challenges on a single project.

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$196,003	$151,952	$44,051
Segment profit	$29,286	$29,314	$(28)
Profit margin	14.9%	19.3%

For the three months ended March 31, 2010, the Heavy Construction and Mining segment achieved revenues of $196.0 million, a $44.1 million increase from the same period last year.  Recurring services revenue increased 32.8% compared to a year ago, reflecting higher volumes with Canadian Natural, Shell Albian and Suncor, partially offset by reduced volumes with Syncrude due to increased competition.  Higher overburden removal volumes at Canadian Natural’s Horizon mine in the current period reflect normal production levels, compared to the same period last year when activity was delayed during the commissioning of the Horizon project.  Higher volumes with Shell Albian reflect continued strong activity levels under the Company’s three-year earthmoving and mine support services agreement signed earlier in the year and increased activity with Suncor reflects work performed under a recently renewed 12-month mining services contract with this customer.  Recurring services represented 87.9% of Heavy Construction and Mining’s revenues in the three-month period ended March 31, 2010, compared to 85.5% in the same period last year.

Segment margins for the three months ended March 31, 2010 were 14.9%, compared to 19.3% during the same period last year, reflecting a return to more sustainable margins in the current period.  Segment margins in the same period in the prior year benefited from a redeployment of equipment from the overburden project to other sites, as well as the processing of change orders related to several large construction projects completed during the period.

Piling

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$68,531	$155,076	$(86,545)
Segment profit	$11,288	$38,776	$(27,488)
Profit margin	16.5%	25.0%

For the year ended March 31, 2010, Piling segment revenue decreased to $68.5 million, from $155.1 million last year.  Significantly reduced activity in the commercial and industrial construction markets due to weak economic conditions was a key factor in the change in revenue, as was a reduction in high-volume oil sands projects.

Piling profit margin was 16.5% of revenue, compared to 25.0% last year reflecting reduced commercial and industrial construction market activity and increased competition for available work.

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$18,264	$22,367	$(4,103)
Segment profit	$2,149	$6,331	$(4,182)
Profit margin	11.8%	28.3%

For the three months ended March 31, 2010, Piling segment revenues were $18.3 million compared to $22.4 million in the same period last year.  The change in Piling revenues reflects the lower level of activity in the commercial construction market, as well as a reduction in high-volume oil sands projects.

Segment margins decreased to 11.8%, from 28.3%, reflecting the negative effect of the declining commercial construction market and delays in executing change orders.  Profit margins for the prior-year period also benefited from project close-out activities and the processing of change orders.

Pipeline

	Year Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$24,920	$101,407	$(76,487)
Segment profit	$(3,851)	$22,470	$(26,321)
Profit margin	-15.5%	22.2%

 For the year ended March 31, 2010, the Pipeline segment reported revenues of $24.9 million, compared to $101.4 million last year.  Last year benefitted significantly from the positive impact of the large TMX project completed in November 2008.

The Pipeline segment recorded a current year loss of $3.9 million as a result of unanticipated weather and ground conditions that negatively affected productivity on a single project. In the previous year, segment profit was $22.5 million, which included the benefit of a $5.3 million settlement of claims revenue.  Excluding this settlement, Pipeline profit margin would have been 17.0% of revenue.

	Three Months Ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$6,305	$381	$5,924
Segment profit	$(5,152)	$6	$(5,158)
Profit margin	-81.7%	1.6%

For the three months ended March 31, 2010, Pipeline revenues increased $5.9 million from the same period a year ago, reflecting an increase in project activity.  The segment loss for the three months ended March 31, 2010 reflects the negative impact of unfavourable operating conditions and reduced productivity on a single Pipeline project.

Outlook

While expectations for the 2011 fiscal year remain cautious, recent market and industry activity suggest the worst of the economic downturn is now over.  The Company anticipates a gradual strengthening of demand for both mining services and new construction as the year progresses.

In the oil sands, project development opportunities continue to expand with Imperial’s Kearl, ConocoPhillips’s Surmont, Husky’s Sunrise and Suncor’s Firebag projects moving forward.  NAEP has been successful in securing piling and heavy construction-related projects on Imperial’s Kearl project and intends to continue pursuing opportunities on this and other projects.

In the recurring services business, some short-term demand variability is anticipated in early fiscal 2011 as Shell Albian completes a major maintenance program and Suncor repairs damage caused by a recent fire at its plant.  Demand for recurring services at these sites is expected to recover during the second quarter and remain stable through the balance of the year.  Overburden removal activity at Canadian Natural’s Horizon Project is expected to remain at normal levels through the year.  NAEP also expects to provide steady support to Syncrude after recently renewing its site services agreement with this customer.

Longer-term, management sees opportunities to continue building the recurring services business with new tailings pond management and reclamation services.  The oil sands industry is currently responding to environmental concerns and more stringent requirements relating to the remediation of tailings ponds under the recently released Directive 074.  The new requirements are aimed at reducing the environmental footprint of the oil sands mines.  In calendar year 2010, the Alberta Energy Resources Conservation Board (ERCB) will review proposals from all of the oil sands producers to modify existing tailings disposal systems to meet the new requirements.  Once these plans are approved, producers will have to implement these new tailings systems, which will include anything from additional smaller tailings dams to drying lay-down areas.  Management expects that the associated infrastructure required to support these new systems will generate opportunities for NAEP to provide an expanded range of services.  Given the aggressive timelines set out for producers to achieve regulatory compliance and the large volume of tailings material that needs to be addressed, management believes this has the potential to become a significant revenue growth opportunity over time.

The Pipeline division has recently been awarded two new contracts that it expects to complete during fiscal 2011.  These include the second phase of Spectra Energy’s Maxhamish Loop project, which involves construction of a 30 km, 24-inch pipeline in British Columbia.  The Pipeline division was awarded this follow-on contract after completing the first phase safely and on schedule, despite adverse operating conditions, which resulted in a financial loss.  The customer recognized the challenging conditions encountered in the first stage and worked closely with the Company to better mitigate these risks in the new contract.

The Pipeline division was also awarded the contract for TransCanada Pipelines Ltd.’s NPS Groundbirch Mainline project.  This project involves construction of a 77 km, 36-inch pipeline, also in British Columbia.  Overall, the pipeline construction market remains highly competitive with an oversupply of contractor capacity.  As a result, contracts continue to be negotiated with higher-than-normal contractor risk exposure and low margins.  NAEP believes it has mitigated its risk exposure in its new contracts and expects a return to profitability in the Pipeline segment in fiscal 2011.

In the Piling division, a gradual increase in opportunities is anticipated as fiscal 2011 progresses.  Demand has begun to improve in the commercial and public construction market and as a result, the Company has increased its project backlog in the Piling segment for the coming year.

Overall, NAEP’s key markets are experiencing gradually improving economic conditions and this is expected to be the trend in Canada for several years to come.

Adjustments to Prior Year Financial Statements

The financial statements for the years ended March 31, 2009 and March 31, 2008 as initially reconciled to U.S. GAAP have been amended to correct the following errors identified during the preparation of the Company’s financial statements for the year ended March 31, 2010 under U.S. GAAP:

(i)	Adoption of CICA Handbook Section 3031, “Inventories”

(ii)	Reclassification of accrued liabilities

(iii)	Buy-out of leased assets

(iv)	Valuation of derivative financial instruments

Please refer to note 3aa) of the Company’s consolidated financial statements for the year ended March 31, 2010 for further information on these items. You may obtain these documents for free by visiting the company’s website at www.nacg.ca, the SEC website at www.sec.gov or on SEDAR at www.sedar.com

Fiscal 2010 Interim Financial Statements

In connection with the preparation of the Company’s consolidated financial statements for the year ended March 31, 2010 in conformity with U.S. GAAP, as required by applicable securities law the Company is restating and filing its unaudited consolidated financial statements, accompanying notes and MD&A’s for each of the interim periods for fiscal 2010 in conformity with U.S. GAAP. The Company is also providing Canadian Supplement MD&A’s for each of these restated interim periods for fiscal 2010.

In such restated interim financial statements, the errors referred to above under “Adjustments to Prior Year Financial Statements” have been corrected and specifically: (i) the statements have been corrected for an error related to the buyout of certain leased assets and (ii) the Canadian GAAP statements have also been restated to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities, (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010.

With respect to (i), the financial statements for fiscal 2008 and fiscal 2009 have been amended under U.S. GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. The Company records contingent rentals for leased assets under operating lease agreements when payment is considered probable and is due at the end of the lease term. The Company could buy the assets at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company had traditionally been extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased equipment costs and depreciation, reduced deferred income taxes and net income and comprehensive income for fiscal 2008 and fiscal 2009 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income. It also reduced property, plant and equipment, reduced long-term deferred tax liabilities and increased deficit for fiscal 2008 and fiscal 2009 from the amounts originally reported in the Company’s Consolidated Balance Sheets.  This error has also been corrected in the restated interim financial statements.

With respect to (ii), the Company recorded the fair value of the swap liability and in addition, recorded accrued interest on the swap liability. This resulted in the swap liability being overstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the U.S. Dollar interest rate swap had not been cancelled, therefore the net accrued interest payable under the swap liability was not material.  The Company has corrected the error related to the determination of fair value by amending fiscal 2009 amounts in its 2010 consolidated financial statements and restating previously issued Canadian GAAP financial statements for the three months ended June 30, September 30 and December 31, 2009 in the U.S. and Canadian accounting policy differences note contained in each of the restated interim financial statements.  For a discussion of the correction of this error and its impact on the fiscal 2009 financial statements, please refer to note 3(aa) in the Company’s consolidated financial statements for the year ended March 31, 2010.

For a discussion of the impact of these error corrections and restatements of the previously issued Canadian GAAP interim financial statements, please see the "Restatement" paragraph in the United States and Canadian accounting policies differences note in each of the Company’s restated interim financial statements for the three months ended June 30, September 30 and December 31, 2009, which are being filed concurrently with the Company’s consolidated financial statements for the year ended March 31, 2010.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the fourth-quarter and full fiscal-year financial results today, Thursday, June 10, 2010 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through July 9, 2010 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 351606)

Consolidated Balance Sheets
As at March 31
(Expressed in thousands of Canadian dollars)
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$103,005	$98,880
Accounts receivable, net	111,884	78,323
Unbilled revenue	84,702	55,907
Inventories	5,659	11,814
Prepaid expenses and deposits	6,881	4,781
Deferred tax assets	3,481	7,033
	315,612	256,738

Prepaid expenses and deposits	4,005	3,504
Assets held for sale	838	2,760
Property, plant and equipment, net	328,743	316,115
Intangible assets	7,669	5,944
Deferred financing costs	6,725	7,910
Investment in and advances to unconsolidated joint ventures	2,917	----
Goodwill	25,111	23,872
Deferred tax assets	10,997	12,432
Total assets	$702,617	$629,275
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$66,876	$56,204
Accrued liabilities	47,191	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,614	2,155
Current portion of capital lease obligations	5,053	5,409
Current portion of derivative financial instruments	22,054	11,439
Current portion of long term debt	6,072	----
Deferred tax liabilities	16,781	7,749
	165,641	127,957
Deferred lease inducements	761	836
Long term accrued liabilities	14,943	7,134
Capital lease obligations	8,340	12,075
Long term debt	22,374	----
Senior notes	203,120	255,756
Director deferred stock unit liability	2,548	546
Restricted share unit liability	1,030	----
Derivative financial instruments	75,001	43,048
Asset retirement obligation	360	386
Deferred tax liabilities	27,441	30,745
	521,559	478,483
Shareholders' equity:
Common shares (authorized — unlimited number of voting and non-voting common shares; issued and outstanding — March 31, 2010 — 36,049,276 voting common shares (March 31, 2009 — 36,038,476 voting common shares)	303,505	303,431
Additional paid-in capital	7,439	5,466
Deficit	(129,886)	(158,105)
	181,058	150,792
Total liabilities and shareholders’ equity	702,617	$629,275

Consolidated Statements of Operations and Comprehensive Income (Loss)
For the year ended March 31
(Expressed in thousands of Canadian dollars, except per share amounts)

	2010	2009	2008
Revenue	$758,965	$972,536	$989,696
Project costs	301,307	505,026	592,458
Equipment costs	209,408	217,120	176,190
Equipment operating lease expense	66,329	43,583	22,319
Depreciation	42,636	36,389	35,720
Gross profit	139,285	170,418	163,009
General and administrative costs	62,530	74,460	69,806
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Amortization of intangible assets	1,719	1,501	804
Equity in earnings of unconsolidated joint venture	(44)	----	----
Impairment of goodwill	----	176,200	----
Operating income (loss) before the undernoted	73,474	(87,092)	91,727
Interest expense, net	26,080	29,612	29,080
Foreign exchange (gain) loss	(48,901)	47,272	(25,660)
Realized and unrealized loss (gain) on derivative financial instruments	54,411	(37,250)	30,075
Other income	(14)	(5,955)	(418)
Income (loss) before income taxes	41,898	(120,771)	58,650
Income taxes:
Current income taxes	3,803	5,546	80
Deferred income taxes	9,876	9,087	17,036
Net income (loss) and comprehensive income (loss) for the year	28,219	(135,404)	41,534
Net income (loss) per share – basic	$0.78	$(3.76)	$1.16
Net income (loss) per share – diluted	$0.77	$(3.76)	$1.13

Consolidated Statements of Cash Flows
For the years ended March 31
(Expressed in thousands of Canadian dollars)

Cash provided by (used in):	2010	2009	2008
Operating activities:
Net income (loss) for the year	$28,219	$(135,404)	$41,534
Items not affecting cash:
Depreciation	42,636	36,389	35,720
Equity in earnings of unconsolidated joint venture	(44)	----	----
Amortization of intangible assets	1,719	1,501	804
Impairment of goodwill	----	176,200	----
Amortization of deferred lease inducements	(107)	(105)	(104)
Amortization of deferred financing costs	3,348	2,970	2,899
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Unrealized foreign exchange (gain) loss on senior notes	(48,920)	46,466	(25,006)
Unrealized loss (gain) on derivative financial instruments measured at fair value	38,852	(39,921)	27,406
Stock-based compensation expense	5,270	2,305	2,127
Accretion of asset retirement obligation	5	155	----
Deferred income taxes	9,876	9.087	17,036
Net changes in non-cash working capital	(39,591)	46,193	(8,291)
	42,869	151,185	94,797
Investing activities:
Acquisition, net of cash acquired	(5,410)	----	(1,581)
Purchase of property, plant and equipment	(51,989)	(84,437)	(52,805)
Addition to intangible assets	(3,362)	(3,102)	(2,274)
Additions to assets held for sale	(1,739)	(2,035)	(3,499)
Investment in and advances to unconsolidated joint venture	(2,873)	----	----
Proceeds on disposal of property, plant and equipment	1,440	11,164	6,862
Proceeds of disposal of assets held for sale	2,482	325	10,200
Net changes in non-cash working capital	1,840	(630)	(2,835)
	(59,611)	(78,715)	(45,932)
Financing activities:
Repayment of long term debt	(6,906)	----	(20,500)
Increase in long term debt	34,700	----	----
Cash settlement of stock options	(244)	----	(581)
Proceeds from stock options exercised	53	703	1,627
Financing costs	(1,123)	----	(776)
Repayment of capital lease obligations	(5,613)	(6,156)	(3,762)
	20,867	(5,453)	(23,992)
Increase in cash and cash equivalents	4,125	67,017	24,873
Cash and cash equivalents, beginning of year	98,880	31,863	6,990
Cash and cash equivalents, end of year	$103,005	$98,880	$31,863

Change in Generally Accepted Accounting Principles

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with Canadian GAAP and also provided a reconciliation to U.S. GAAP.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. It is proposed that SEC registrants would be permitted to continue to report under U.S. GAAP beyond 2011. As such, the Company has decided not to adopt IFRS and to adopt U.S. GAAP as it’s the primary basis of financial reporting commencing in fiscal 2010.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with the Company’s competitors and peer group. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP. For an explanation of the impact of differences between U.S. GAAP and Canadian GAAP on the Company’s reported results and a reconciliation of the Company’s financial statements for the years ended March 31, 2008, 2009 and 2010, please refer to note 34 in the Company’s consolidated financial statements for the year March 31, 2010 filed with the SEC and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting the company’s website at www.nacg.ca, the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with U.S. GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income. The credit agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or U.S. GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net income to Consolidated EBITDA is as follows:

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2010	2009	2010	2009
Net income (loss)	$28,219	$(135,404)	$(943)	$(137,112)
Adjustments:
Interest expense	26,080	29,612	6,355	8,336
Income taxes	13,679	14,633	3,278	3,936
Depreciation	42,636	36,389	11,943	8,596
Amortization of intangible assets	1,719	1,501	281	452
Unrealized foreign exchange (gain)
loss on senior notes	(48,920)	46,466	(6,200)	7,119
Realized and unrealized loss (gain)
on derivative financial instruments	54,411	(37,250)	11,226	(11,424)
Loss (gain) on disposal of property,
plant and equipment and assets held	1,606	5,349	189	1,547
Stock-based compensation	2,258	1,950	277	294
Equity in (loss) earnings of
unconsolidated joint venture	(44)	0	22	0
Impairment of goodwill	-	176,200	-	143,447
Consolidated EBITDA	$121,644	$139,446	$26,428	$25,191

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) the Company’s key markets experiencing gradually improving economic conditions over the next several years, (2) short-term demand variability for recurring services followed by a recovery during the second quarter and continued stability through the balance of the year and (3) the infrastructure associated with new tailings disposal systems generating opportunities for NAEP to provide an expanded range of services and becoming a significant revenue growth opportunity over time; is subject to the risks and uncertainties that: continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices;

anticipated new major capital projects in the oil sands may not materialize; demand for the Company’s services may be adversely impacted by regulations affecting the energy industry; failure by the Company’s customers to obtain required permits and licenses may affect the demand for the Company’s services; changes in the Company’s customers’ perception of oil prices over the long-term could cause its customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce the Company’s revenue from those customers; reduced financing as a result of the tightening credit markets may affect the Company’s customers’ decisions to invest in infrastructure projects; insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause the Company’s customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce the Company’s revenue from those customers; a change in strategy by the Company’s customers to reduce outsourcing could adversely affect the Company’s results; cost overruns by the Company’s customers on their projects may cause its customers to terminate future projects or expansions which could adversely affect the amount of work the Company receives from those customers; because most of the Company’s customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for its services; and unanticipated short term shutdowns of the Company’s customers’ operating facilities may result in temporary cessation or cancellation of projects in which the Company is participating; and

(B) information related to the future performance of the Company, including (1) overburden removal activity at Canadian Natural’s Horizon Mine remaining at normal levels through the year, (2) the provision of steady support to Syncrude during the year and (3) a return to profitability in the Pipeline segment in fiscal 2011; is subject to the risks and uncertainties that: shortages of qualified personnel or significant labour disputes could adversely affect the Company’s business; if the Company is unable to obtain surety bonds or letters of credit required by some of its customers, the Company’s business could be impaired; the Company is dependent on its ability to lease equipment and a tightening of this form of credit could adversely affect the Company’s ability to bid for new work and/or supply some of its existing contracts; a deterioration of credit market conditions may restrict the Company’s ability to secure new debt financing and/or increase the cost; the Company’s business is highly competitive and competitors may outbid the Company on major projects that are awarded based on bid proposals; the Company’s customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact the Company’s financial condition; lump-sum and unit-price contracts expose the Company to losses when its estimates of project costs are lower than actual costs; the Company’s operations are subject to weather-related factors that may cause delays in its project work; and environmental laws and regulations may expose the Company to liability arising out of its operations or the operations of its customers.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand Investor Relations North American Energy Partners Inc. Phone: (780) 969-5528 Fax: (780) 969-5599 Email: krowand@nacg.ca